February 24, 2026

Luther King Capital Management Corporation
301 Commerce Street
Suite 1600
Fort Worth, Texas 76102

Ladies and Gentlemen:

    LKCM Funds, a Delaware statutory trust (“Trust”), offers multiple series of shares of beneficial interest for sale to the public. Each series has unique fees and expenses. Each series is listed in Attachment A.

    As investment adviser to the Trust, Luther King Capital Management Corporation (“LKCM”) agrees to waive its fees and/or reimburse expenses of a series to the extent that a series’ annual operating expenses for its fiscal year exceed the limitations (“Expense Limitations”) set forth in Attachment A. These Expense Limitations will be in effect for a 12-month period coinciding with the effectiveness of each applicable series’ prospectus (“Expense Limitation Period”). For purposes of this Agreement, annual operating expenses shall not include interest, taxes, brokerage commissions, indirect fees and expenses related to investments in other investment companies, including money market funds, and extraordinary expenses.

    This agreement may be terminated or changed by the Trust’s Board of Trustees without the approval of Trust shareholders. LKCM agrees that it shall look only to the assets of an applicable series for performance of this agreement and for any claims for payment. No other series, the Trust or its trustees, officers, employees, agents or shareholders shall be personally liable for performance by a series under this agreement.

    This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling. Any amendment to this agreement shall be in writing signed by the parties hereto.

                        Very truly yours,

LKCM FUNDS
By:	/s/ Jacob D. Smith
Jacob D. Smith, Chief Financial Officer and
Chief Compliance Officer

Agreed and Accepted:
LUTHER KING CAPITAL MANAGEMENT CORPORATION

By:	/s/ J. Luther King, Jr
J. Luther King, Jr., President

ATTACHMENT A
Expense Limitation
(as a percentage of average daily net assets)

Fund	Expense Limitation	Expense Limitation Period Ends
LKCM Small Cap Equity Fund	1.00%	May 1, 2027
LKCM Small-Mid Cap Equity Fund	1.00%	May 1, 2027
LKCM Equity Fund	0.80%	May 1, 2027
LKCM Balanced Fund	0.80%	May 1, 2027
LKCM Fixed Income Fund	0.50%	May 1, 2027
LKCM Aquinas Catholic Equity Fund	1.00%	May 1, 2027
LKCM International Equity Fund	1.00%	May 1, 2027